

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 25, 2016

Shlomi Palas
Chief Executive Officer
Blue Sphere Corporation
301 McCullough Drive, 4th Floor
Charlotte, North Carolina 28262

      Re: Blue Sphere Corporation
              Registration Statement on Form S-1
              Filed August 15, 2016
              File No. 333-213145

Dear Mr. Palas:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you believe you qualify as an "emerging growth company" but it appears that the first sale of your common equity securities pursuant to an effective registration statement occurred before December 8, 2011. As such, you do not appear to qualify as an emerging growth company, as defined in Section 101(d) of the Jumpstart Our Business Startups Act. Please revise your registration statement accordingly, or explain the basis pursuant to which you believe you qualify as an emerging growth company. See Question 2 of the Generally Applicable Questions on Title I of the Jumpstart Our Business Startups Act, found on our website at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

Selling Security Holders, page 17

2.   Revise your disclosure to indicate whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. If any are registered broker-dealers who acquired their shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services, they should be named as underwriters. With respect to any affiliates of registered broker-dealers, you should indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Peter Gennuso
        Thompson Hine LLP